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                            August 20, 2021

       Daniel Okelo
       Chief Executive Officer
       Privacy & Value Inc.
       2261 Rosanna Street
       Las Vegas, Nevada 89117

                                                        Re: Privacy & Value
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 11,
2021
                                                            File No. 333-256885

       Dear Mr. Okelo:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2021 letter.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your response to prior comment 1. Please update your disclosure here and throughout the filing
to clarify the status of the agreement with Cyber Apps World, Inc.
                                                        Specifically, clearly
disclose that the June 15, 2021 due date has passed and Cyber Apps has not made the
payment as of the date of the prospectus.
 Daniel Okelo
FirstName LastNameDaniel Okelo
Privacy & Value Inc.
Comapany
August 20, NamePrivacy
           2021        & Value Inc.
August
Page 2 20, 2021 Page 2
FirstName LastName
       You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Greg Yanke